PROMISSORY NOTE

$302,160.00   March 25, 2005
                                                                                                  Louisville, Kentucky

FOR VALUE RECEIVED, the undersigned representative of K & R, LLC, a Kentucky Limited Liability Company with its principal place of business located at 7100 Grade Lane, Louisville, Kentucky 40213 ("Maker") hereby promises and agrees to pay to the order of Industrial Services of America, Inc., a Florida corporation with its principal place of business located at 7100 Grade Lane, Louisville, Kentucky 40213 ("ISA"), the principal sum of three hundred two thousand one hundred sixty dollars ($302,160.00) together with interest thereon as provided below.

The term and provisions of this promissory note ("Note") are as follows:

1. Maturity

The maturity date of the Note shall be December 31, 2012 (the "Maturity Date"), on which date the entire unpaid principal balance of and unpaid interest on this Note shall be due and payable in full to ISA.

2. Calculation of Interest

The principal of this Note shall bear interest at a rate equal to five and one-half percent (5.5%) per annum, which said interest shall commence on December 31, 2004 and shall be payable as per the terms of this Note.

3. Payments of Principal and Interest

The outstanding principal amount of this Note, three hundred two thousand one hundred sixty dollars ($302,160.00), plus interest thereon, shall be payable in ninety-six (96) equal monthly installments of principal and interest of three thousand eight hundred ninety-seven dollars and sixty-six cents ($3,897.66) on the last day of each month commencing on December 31, 2004. There shall be no penalty for early repayment of any outstanding principal and interest.

4. Default

If the Maker fails to make any payment when due under this Note and the payment remains unpaid for more than fifteen (15) days, the Maker shall be deemed in default ("Default") and such overdue payment shall commence to bear interest at a rate equal to fifteen percent (15%) per annum (the "Default Rate") and such overdue payment together with all interest thereon at the rate set forth herein shall continue to be immediately due and payable in full to ISA.

5. Security

Not applicable.

6. Method and Place of Payment

While Maker remains an employee of ISA, Maker hereby authorizes ISA to deduct payments due under this Note from Maker's paycheck from ISA. At such time as Maker is no longer an employee of ISA, all payments of principal and interest and any other sums due under this Note shall be made payable to ISA in Legal tender of the United States of America, made in person or by first class mail, postage prepaid, addressed to P.O. Box 32428, Louisville, Kentucky 40232-2428, or to such other person or such other place as may be designated in writing by ISA.

7. Acceleration

Holder may, at its election by notice to Maker, declare the entire amount of unpaid principal and interest under this Note immediately due and payable upon the occurrence of any Default; provided, however, that Holder shall not be entitled to so accelerate Maker's obligations hereunder unless Holder has given written notice thereof to Maker and after more than fifteen (15) days following the giving of such notice the noticed default shall remain uncured.

8. Waivers

Maker hereby waives presentment, demand, notice of dishonor, protest, notice of protest and nonpayment, and further waives all exemptions to which it may now or hereafter be entitled to under the laws of this or any other state or of the United States of America. Holder shall have the right, on one or more occasions, to grant Maker any extension of time for payment of this Note or any other indulgence or forbearance whatsoever, in every instance without the consent of Maker and without in any way affecting the liability of Maker hereunder, and without waiving any rights Holder may have hereunder or by virtue of the laws of this or any other state or of the United States.

9. No Implied Waivers; Time Is Of The Essence

The failure of ISA to exercise any of its rights, powers and/or remedies shall not constitute a waiver of the right to exercise the same at that or any other time. All rights and remedies of ISA for Default hereunder, shall be cumulative to the greatest extent permitted by law. Time shall be of the essence in making payments on this Note.

10. Collection Costs

If there is a Default under this Note which is not cured, Maker promises and agrees to pay all costs, including, without limitation, reasonable attorneys' fees, incurred by ISA in enforcing payment or other obligations of the Maker under this Note.

11. Usury Savings Clause

All agreements between Maker and Holder are hereby expressly limited so that in no contingency or event whatsoever shall the amount paid or agreed to be paid to Holder for the use, forbearance, or detention of the money to be loaned pursuant to this Note exceed the maximum permissible under applicable law. If, from any circumstance whatsoever, fulfillment of any provision hereof, at the time performance of such provision shall be due, shall be prohibited by law, the obligation to be fulfilled shall be reduced to the maximum not so prohibited, and if from any circumstance Holder should ever receive as interest hereunder an amount which would exceed the highest lawful rate, such amount as would be excessive interest shall be applied to the reduction of the principal of this Note (against installments of principal due hereunder in the inverse order of their maturity) and not to the payment of interest.

12. Governing Law

This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Kentucky without regard to choice of law rules that would result in the application of the laws of another jurisdiction. Maker hereby consents to the in personam jurisdiction of the Circuit Court of Jefferson County, Commonwealth of Kentucky, or the United States District Court for the Western District of Kentucky in any proceeding brought to enforce this Note. If any provision of this Note or the application thereof to any party or encumbrance is held invalid or unenforceable, the remainder of this Note and the application of such provision to other parties or circumstance shall not be affected thereby, the provisions of this Note being severable in any such instance.

IN WITNESS WHEREOF, the undersigned has caused this Note to be executed as of the day and year first above written.

MAKER:
Harry Kletter, Managing Member of K & R, LLC